

INVEST IN **MAAZAH**

Bring magic to every bite with better-for-you sauces and dips, inspired by Mom.

maazah.com   Minneapolis, MN   in ▶ f ⊙

Featured Investors

Tundra Ventures   Rich Gammill   SKU   Groove Capital

Tundra Ventures

"This team is the real deal. At Tundra, we've had the pleasure of witnessing Maazah's incredible growth over the past four years and are so proud to be early investors. Yasameen and Sheilla are an unstoppable force: relentless, adaptable, and highly strategic. They have demonstrated an unmatched ability to attract a network of top-tier talent and industry insiders who will help drive Maazah to a successful exit. Furthermore, Maazah has great timing; the sauces and dips segment is exploding and they are positioned to capitalize on the growing demand for authentic flavors. Plus, they are just fantastic human beings. We wholeheartedly support this team and are looking forward to even more success in 2024!"



Highlights

1. Revenue target of over $2M in 2024 with retail expansions in Target, Whole Foods and Costco.

2. Winner of 2023 Expo West Pitch Slam + "New & Noteworthy" recognition. 2023 Expo East Nexty Finalist.

3 2021 Kroger Fresh and Local Winner - successfully scaled farmers mkt brand into retail in 1 year.

4 Expanding product line: Launching new lentil dips with Whole Foods in 2024.

5 Remarkable sales growth, surpassing sales performance of 2023 by more than DOUBLE just last month.

6 Team of industry experts who have built and exited brands in the CPG space. 2020 Impact SKU Alum.

7 Partnership with the Malala Fund to support women's education across the world.

8 Featured in New York Times, Forbes, Food & Wine, Food 52 and more.

Our Team



Yasameen Sajady Co-Founder & CEO

Small biz fanatic, MBA grad and former Social Enterprise Director, Yasameen worked closely with young entrepreneurs to develop neighborhood destinations in low income areas. She holds a MBA from Augsburg University.



Sheilla Sajady Co-Founder & CCO

Creative Director with 15+ years of experience, she's led the creative and visual direction for billion dollar brands and designer collaborations, crafting powerful marketing strategies that leave a lasting impact on consumers. (Target, Ameriprise, OLSON)



Mike Rakes CFO

16+ years in financial roles at Wicked Foods, Ernst & Young and Land O'Lakes. Founded Philia Foods in 2012, later acquired by Land O'Lakes in 2017.



Grant Burgess Director of Sales

25+ years of global strategic brand growth experience, specializing in emerging brands through process-driven plans, industry networks, and natural and organics distribution.



Richard Gammill Investor & Advisor

Managing Partner at Proterra Investment Partners, a leading food/ag focused asset manager. 20+ years of financing companies and brands across the food value chain.



Sara Brooks Advisor

Co-founder of Goldilocks, CPG consultancy agency advising disruptive consumer companies and has worked with 200+ CPG brands. Founded Covet PR until its acquisition by Power Digital in 2020.



Heather MacNeil Cox Advisor

Co-founder of Goldilocks, seasoned CPG consultant (Pepsi, Suja) renowned for driving early-stage growth, while also championing and empowering female leaders within the CPG sector.

Join our mission to bring magic to every bite!

INVEST IN MAAZAH

Join our mission to bring magic to every bite!

OPPORTUNITY	GOAL	ROI
Capitalize on the rising demand for authentic Middle Eastern flavors.	Revolutionize the culinary landscape by bringing authentic Middle Eastern	Early investors in Maazah can expect an attractive ROI, with a 2x multiple (early

With proven success in major retailers, your investment fuels compelling and strategic growth in the dynamic food industry.

flavors to the forefront.

We aim to build a vibrant and diverse food culture, and drive robust, profitable growth that resonates with consumers nationwide.

bird investors get the perk) and 1.5x for all remaining investors, through a 2% revenue share.

A-MAAZAH-ING PERKS!

INVEST

SAUCE BOSS
$250+
Exclusive Maazah branded swag bag.

CHEESE MAESTRO
$500+
All of the above + Laguiole® x Maazah limited edition cheese serving set.

ROCK ROYALTY
$1,000+
All of the above + chance to win 2 suite level tickets to Green Day in Minneapolis Aug 17th.

GRAZE GURU
$5,000+
All of the above + limited edition Maazah wood cutting board handcrafted by local artisan.

SAUCY SUPER-FAN
$10,000+
All of the above + invitation to annual sip and dip hosted by the founders.

MOTHER LOVE
$15,000+
All of the above + an exclusive dinner hosted by the founders and prepared by Mom, (up to 6 people).

CHUT CHAMPION
$20,000+
All of the above + free Maazah for life + co-create on the next flavor for an upcoming product.

Our journey began making 25 jars at a time and selling at local farmers markets. Now, we are launching on the national stage, gracing the shelves of major retailers such as Target, Whole Foods, and Costco. This remarkable evolution underscores Maazah's commitment to providing authentic, diverse flavors that have captured the hearts and palates of consumers nationwide.

What does the future of Maazah look like?

Our vision is to boldly re-discover, re-imagine, and re-brand Middle Eastern food. Beyond sauces and dips, Maazah aims to be a platform sharing vibrant flavors with America, expanding into sides and entrees to satisfy both consumers and retail partners. We are actively building a strong internal team and investor network that values:

1. Profitability

2. Thoughtful and Responsible Growth

3. Being a leader in global food while contributing positively to our community and environment

Why are we opening up this investment opportunity?

We aim to boost our company's growth and share the rewards of our success with supporters by offering them the chance to invest and enjoy the benefits alongside us!

What will my investment be used for?

Your investment in Maazah will be used strategically to support the

Your investment in Maazah will be used strategically to support the company's growth and expansion efforts. The funds will be allocated towards marketing initiatives. We will also enhance the operations team as Maazah enters new retail channels, by hiring Supply Chain and Logistical expertise to support our growth. This investment is crucial for establishing a strong brand presence in major retailers such as Whole Foods, Target, and Costco. The focus on operational excellence and effective marketing during this critical period in 2024 aims to optimize Maazah's market position and attract consumer attention.

Why should you invest?

- **Growing Market Demand:** Middle Eastern cuisine is gaining popularity, tapping into the evolving tastes of the American consumer and addressing the underrepresentation in the market. We are projecting gross revenue of $2M in 2024 with launches in Target, Costco & Whole Foods Market.

- **Health-Conscious Trends:** Capitalizing on the shift towards healthier eating habits, Maazah's traditional condiments align with modern preferences, meeting the demand for clean and nutritious options.

- **Cultural Diversity:** Filling a gap in the market by introducing authentic Middle Eastern flavors, catering to the diverse and expanding palate of consumers.

- **Experienced Leadership:** Led by first-generation Afghan Americans with a rich culinary heritage, Maazah's founders bring a personal connection and deep understanding of the market. Our team also includes CPG experts with decades of experience building successful brands.

- **Successful Track Record:** Maazah's success in winning competitions and securing shelf space in major retailers reflects investor confidence in its potential for further growth.

- **Innovation and Adaptability:** Continuous innovation with new products, like lentil dips (launching with Whole Foods in 2024), showcases Maazah's adaptability to emerging trends, keeping its offerings fresh and exciting.

- **Social Impact:** Maazah's commitment to supporting girls' education through the Malala Fund adds a social impact element, appealing to investors seeking purpose-driven opportunities.

- **Brand Recognition:** Recognition in reputable publications like the New York Times, Food & Wine, and Food52 enhances the brand's visibility and market presence.

- **Future Expansion Plans:** With plans to expand across multiple categories into frozen and ambient meals deepening our retailer relationships, Maazah offers a comprehensive strategy to capture a broader market share with a high potential to attract acquisition interest.

- **Attractive Financing Model:** The Revenue-Based Financing approach offers investors a predictable and consistent return, aligning incentives for both Maazah and its supporters.

Hey! We are Yasameen and Sheilla, co-founders of Maazah!





As first-generation Afghan Americans growing up in the Midwest, food served as a vital link to our heritage. Inspired by Mom's magic green chutney recipe, we launched Maazah, meaning flavor in Farsi.

We began our journey by handcrafting mom's sauces and sold them across Minnesota at farmers markets and co-ops. Since those humble beginnings, we have skyrocketed into the CPG scene, winning Kroger's **Go Fresh and Local Supplier Accelerator program** and **Expo West Pitch Slam**. Today, you can find Maazah in over 300 stores nationwide, and we've got more lined up!

HOW IT STARTED

1970 2014


Parents immigrate to the United States.


Food is our family's love language.


Cooking was a way to celebrate our heritage.


Maazah was born!

HOW WE'VE EVOLVED

2020 2022



Pandemic fueled business growth and transformation.



The New York Times
FRONT BURNER
Green Chutney From a Minneapolis Family Recipe
The sisters Sheilla and Yasameen Sajady turned the cilantro chutney made by their mother, Fatima, into a business.

Featured in The New York Times



IMPACTSKU

Maazah completes ImpactSKU Accelerator.



Kroger
go fresh & local

Wins Kroger's Go Fresh and Local Supplier Accelerator.



maazah
Cilantro
CHUTNEY
maazah
Mango
CHUTNEY
maazah
Lemon
AIOLI

MAGIC SAUCES TO

- DIP
- SPREAD
- DRIZZLE!



VEGAN | GLUTEN FREE | DAIRY FREE | certified WBENC | BIPOC OWNED | FAMILY FOUNDED

DIP, DIP HOORAY!

Set to launch in 2024, our lentil dips are poised to disrupt the hummus market, meeting the growing demand for convenient, healthy snacks.

A twist on Moms' cherished dal recipe, our creamy dips earned enthusiastic praise and sparked strong retailer interest at ExpoWest.





BASIL & JALAPENO LENTIL DIP
maazah

TUMERIC & GINGER LENTIL DIP
maazah

WHY LENTILS?

- Higher protein, fewer calories and carbs than chickpeas.
- Rich in polyphenols and antioxidants.
- Lower carbon footprint, less water/fertilizer/land needed.





ROASTED RED PEPPER LENTIL DIP
maazah

LEMON & TAHINI LENTIL DIP
maazah

Lentil dips launching with Whole Foods in 2023!



WHY WE ARE WINNING
Consumers are looking for new condiments and flavors in the refrigerated section.
Products with a clean label made with whole ingredients and no preservatives.
Search for new fusions and flavors.
Authenticity is the root of our story.
The most important driver of purchase in our category is taste and flavor.

THE EXPO EFFECT
Natural Products EXPO WEST
MAAZAH
$35,000
NOSH
Southeast Asian Flavors Capture New Spice and Sauce Products
INDIE CPG PRESENTS
WHAT 2 EAT & DRINK
EXPO WEST 2023
Foodboro Faves from Expo West 2023

2023 Expo West Pitch Slam Winner & Expo East Nexty Finalist (Maazah Mango Chutney)

MAAZAH IN THE SPOTLIGHT

★★★★★
The New York Times
"An excellent slather."

- FLORENCE FABRICANT

★★★★★
FOOD&WINE
"This chutney is the anchor of my condiment collection."

- LIA PICARD

★★★★★
SPEAKING BROADLY
"I love the citrusy brightness."

- DANA COWIN

★★★★★
Mpls St Paul
"It's the greatest thing to happen to leftovers since the microwave."

- DARA MOSKOWITZ GRUMDAHL

The New York Times — Condé Nast Traveler — food — FOOD&WINE — Thrillist — SAVEUR — FOOD52 — Women'sHealth



MALALA. & maazah



As a family-owned business of Afghan women, we envision a bright future for Maazah. We've partnered with the Malala Fund to ensure that the future is equally bright for girls and women just like us.

WE'RE DIPPING INTO A GROWING INDUSTRY

Dips & Spreads
$132.2B by '29
5.43% CAGR

Sauces & Condiments
$29B BY '22
3.4% CAGR

91%
growth
in the refrigerated dips & condiments category

Source: IMARC Group, Spins, Fortune

THE MARKET IS READY







75%
of consumers say they are interested in trying Middle Eastern cuisines.

32%
growth of Middle Eastern cuisine on US restaurant menus from 2016–2017.

14.78 trillion
is the expected growth of the global food & grocery retail market by 2030.

Source: Mintel, GVR, Innova Markets Insights



RE-DISCOVER. RE-IMAGINE. RE-BRAND.



MAAZAH IS A PLATFORM FOR MORE
"Things like hummus, pita and falafel were tasty entry points, but now consumers are ready to explore the deep traditions, regional nuances and classic ingredients of Middle Eastern cultures..."
- Whole Foods Market
OPPORTUNITY
CORE PRODUCTS (FOCUS)
LINE EXTENSIONS (FUTURE)
Simmer Sauces
Sides
Rice
Entrées



WITH A STRONG PIPELINE, WE'VE SET THE STAGE FOR EXPLOSIVE SALES GROWTH
Retail
Club
EBITDA
3 skus <1% ACV 200 doors
$100k
7 skus 1.7% ACV 1,100 doors
$1.8m
11 skus 3.3% ACV 2,110 doors
$6.5m
15 skus 4.6% ACV 2,920 doors
$14.8m
19 skus 7.4% ACV 4,685 doors
$27.4m
23 skus 13.6% ACV 8,600 doors
$50.1m
2023 2024 2025 2026 2027 2028
EBITDA ($366k) ($464k) ($243k) $919k $2.8m $6.2m
SALES

Note: forward-looking projections cannot be guaranteed.

Our goal is to become the category leader. We will balance velocity, ACV and innovation by working with key partners to prove out here

and innovation by working with key partners to prove out hero products, and not just open doors. With planned distribution in 2024 we will be approaching $2 million by the end of the year.



MARGIN GROWTH

Our margins are improving quickly due to new manufacturing partnerships and major retail launches at Target, Whole Foods & Costco

Note: forward-looking projections cannot be guaranteed.

ADVISORS

SARA BROOKS
Goldilocks - Co-Founder

CPG consultant, advising disruptive consumer companies and has worked with 200+ CPG brands. Founded Covet PR until its acquisition by Power Digital in 2020.

HEATHER M. COX
Goldilocks - Co-Founder

Seasoned CPG consultant renowned for driving early-stage growth, while also championing and empowering female leaders within the CPG sector.

BETSY FROST
Hoplark - CEO

Over 15 years in CPG brand management, including CMO and President of DRY soda, Marketing Director at General Mills, driving growth in sales, marketing, and innovation.

RICH GAMMILL
ProTerra - Managing Partner

Leads private equity in emerging market food ventures, with previous leadership roles at Black River Asset Management (Cargill) and DynaFund Ventures, along with experiences at Sabre and Accenture.

PARTNERS

GRANT BURGESS
Burgess Strategic - Director of Sales

25+ years of global strategic brand growth experience, specializing in emerging brands through process-driven plans, industry networks, and natural and organics distribution.

MIKE RAKES
MCR Group - Director of Finance

16+ years in financial roles at Wicked Foods, Ernst & Young and Land O'Lakes. Founded Philia Foods in 2012, later acquired by Land O'Lakes in 2017.

SCOTT GLASSMAN
Black Ink Ops - Director of Operations

30+ years in CPG, retail, and non-traditional sectors, collaborating with major brands like CocaCola, Starbucks, and Farmers Fridge. He is a co-founder of Black Ink Ops

Caleb Owen Everitt & Ryan Rhodes
LAND - Creative Partners

Globally recognized for crafting highly influential brands such as Stumptown Coffee, Madre Mezcal, Deus Ex Machina.



Sales
Establish national sales team to support and optimize the sales process and drive revenue growth.

Marketing
Launch targeted campaigns to boost brand awareness, engage shoppers and drive increased demand through trial, digital media, social, influencer and instore marketing.

R&D
Short term: Dip commercialization. Long term: Launch 5 new product categories in 5 years (dips, snacks, ready-to-eat meals, frozen foods, food service).

Working Capital
Initial inventory builds, optimize inventory management, and other working capital requirements.

Staffing
Build a skilled and motivated team of experts in critical areas of need: Fractional CFO and Operations.

THE RAISE

INVEST IN MAAZAH
Join our mission to bring magic to every bite!

Downloads



[Maazah Revenue Share Calculator - Wefunder Revenue Share Calculator.pdf](#)